The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 JAN 14 A 10:25

07 January 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08000186

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 88(2) – Return of allotment of shares
2. 169 – Return by a Company Purchasing its own shares
3. 122 – Cancellation of Shares
4. 288a – Appointment of director or secretary
5. 88(2) – Return of allotment of shares
6. 169 – Return by a Company Purchasing its own shares
7. 122 – Cancellation of Shares
8. 122 – Cancellation of Shares
9. 122 – Cancellation of Shares
10. 88(2) – Return of allotment of shares
11. 169 – Return by a Company Purchasing its own shares
12. 88(2) – Return of allotment of shares

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

dlw 1/14

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

RECEIVED

2008 JUN 14 A 10:25

INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 08 2007	31 08 2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	149,885		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.69 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

WEDNESDAY
AD80ET35
A60 19/09/2007 687
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd	Class of shares allotted	Number allotted
Address The Causeway Worthing, West Sussex	Ordinary 1p	149,885
UK Postcode BN99 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed

Date 17/09/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 JAN 14 A 10:25
£ 13770
POS
NC-18

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number 3810825

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary		
Number of shares purchased	600,000		
Nominal value of each share	1p		
Date(s) on which the shares were delivered to the company	07/09/07		
Maximum prices paid § for each share	£4 5897		
Minimum prices paid § for each share	£4 5897		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£2,753,820
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 13,770

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY. Date 10/9/07.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

THURSDAY

A6TTATBG
A28 27/09/2007 322
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 7th September 2007, 600,000 ordinary shares of 1p were cancelled

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 10/9/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

THURSDAY
A6TTBTBH
A28 27/09/2007 321
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED

2007 JUN 14 A 10:25

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 3310225

Company Name in full: MICHAEL PAGE INTERNATIONAL PLC

	Day	Month	Year
Date of appointment	23	05	2007
†Date of Birth	22	02	1963

Appointment form

Appointment as director: ✓ as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title: MRS *Honours etc:

Forename(s): RUBY

Surname: MCGREGOR-SMITH

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address: 8 MONARCH COURT, THE BROOKS, EMERSONS GREEN

Post town: Postcode: BS16 7FN

County / Region: BRISTOL Country: ENGLAND

†Nationality: BRITISH †Business occupation: CEO

†Other directorships (additional space overleaf): SEE ATTACHED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date: 05/06/07

* Voluntary details
† Directors only
** Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] Date: 05/06/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to

Tel

DX number DX exchange

SATURDAY
A4VQWTD1
A13 29/09/2007 30
COMPANIES HOUSE

WED
AXUUEQ8Z
A11 06/06/2007 336
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Appointments Held

Name	QuickRef	Position	Appointed
Ablyn Ltd	AL	Director	07/10/2003
Associated Scaffolding Holdings Ltd	ASHL	Director	07/10/2003
Blythswood Decorators Limited	BDL	Director	07/10/2003
Bradman Road Manufacturing Limited	BRADROAMAN	Director	07/03/2006
Contract Air Conditioning Ltd	CACL	Director	07/10/2003
Comfort Cooling Systems Limited	CCSL	Director	07/10/2003
Clyde Security Commissionaires Limited	CLYDSECCOM	Director	07/03/2006
Cole Motors Limited	CML	Director	07/10/2003
C-Tech Associates Limited	CTECHASSOC	Director	03/05/2005
Executive Cleaning Services Limited	ECSL	Director	04/11/2003
Eagle Environmental & Estate Management Limited	EE&EML	Director	07/10/2003
Executive Group Limited	EGL	Director	04/11/2003
Executive Holdings Limited	EHL	Director	04/11/2003
Executive Healthcare Services Limited	EHSL	Director	04/11/2003
Enfield Plant Limited	EPL	Director	07/10/2003
Executive RDS Limited	ERDSL	Director	04/11/2003
Envirocare (Scotland) Limited	ESL	Director	07/10/2003
Envirocare Waste Services Ltd	EWSL	Director	07/10/2003
Executive (Central) Services Limited	EXCSL	Director	04/11/2003
Executive Security Limited	EXSL	Director	04/11/2003
MITIE Access Limited	GAL	Director	07/10/2003
Galtair Investments Limited	GIL	Director	04/11/2003
Greencote Painting Contractors Ltd	GPCL	Director	07/10/2003
Guardrite Plc	GUARDPLC	Director	07/03/2006
Hale Managed Services Ltd	HMSL	Director	07/10/2003
Imperial Cleaning Services Group Limited	ICSGL	Director	04/11/2003
Intruder International Limited	IIL	Director	07/10/2003
Imperial Industrial Services Limited	IISL	Director	04/11/2003
KBS Fire Protection Systems Limited	KBSFPSL	Director	07/10/2003
MITIE Air Conditioning Limited	MACL	Director	07/10/2003
MITIE Air Conditioning (London) Limited	MACLL	Director	07/10/2003
MITIE Air Conditioning (Midlands) Limited	MACML	Director	07/10/2003
MITIE Air Conditioning (North) Limited	MACNOL	Director	07/10/2003
MITIE Air Conditioning (South East) Limited	MACSEL	Director	07/10/2003
MITIE Air Conditioning (Scotland) Limited	MACSL	Director	18/03/2004
MITIE Air Conditioning (South West) Limited	MACSWL	Director	07/10/2003
MITIE Air Conditioning (Wales) Limited	MACWAL	Director	07/10/2003
MITIE Air Conditioning (West) Limited	MACWEL	Director	07/10/2003
MITIE Advance Painting Limited	MAPL	Director	07/10/2003
MITIE Access Systems Ltd	MASYL	Director	07/10/2003
MITIE Building Equipment Limited	MBEL	Director	07/10/2003
MITIE Building Maintenance (South East) Limited	MBMSEL	Director	07/10/2003
MITIE Business Services Limited	MBS	Director	07/10/2003
MITIE Building Services Limited	MBSL	Director	07/10/2003
MITIE Catering Services Limited	MCASL	Director	07/10/2003
MITIE Catering Services (London) Limited	MCASLL	Director	07/11/2003
MITIE Catering Services (Northern) Limited	MCASNL	Director	10/09/2004
MITIE Cleaning Limited	MCL	Director	07/10/2003
MITIE Cleaning Services Limited	MCLSL	Director	18/03/2004
MITIE Cleaning (Midlands) Limited	MCML	Director	07/10/2003
MITIE Company Secretarial Services Limited	MCOSECSL	Director	10/09/2004
MITIE Contract Services (Eastern) Limited	MCOSEL	Director	07/10/2003
MITIE Contract Services Limited	MCOSL	Director	07/10/2003
MITIE Contract Services (London) Limited	MCOSLL	Director	07/10/2003
MITIE Cleanrooms Limited	MCRL	Director	07/10/2003
MITIE Cleaning (Scotland) Limited	MCSCL	Director	07/10/2003
MITIE Cleaning (South East) Limited	MCSEL	Director	07/10/2003
MITIE Cleaning (Southern) Limited	MCSL	Director	07/10/2003
MITIE Cleaning & Support Services Limited	MCSSL	Director	07/10/2003
MITIE Cleaning (South Wales) Limited	MCSWAL	Director	07/10/2003
MITIE Cleaning (South West) Limited	MCSWL	Director	07/10/2003
MDK Marine Limited	MDKML	Director	07/10/2003
MITIE Deeds Limited	MDL	Director	07/10/2003
MITIE Document Solutions Limited	MDOCS	Director	10/09/2004
MITIE Envirocare Limited	MECL	Director	07/10/2003
MITIE Engineering Limited	MEL	Director	18/03/2004

Name	QuickRef	Position	Appointed
MITIE Engineering Maintenance (Caledonia) Limited	MEMCL	Director	07/10/2003
MITIE Engineering Maintenance Limited	MEML	Director	07/10/2003
MITIE Engineering Maintenance (North) Limited	MEMNL	Director	07/10/2003
MITIE Engineering Maintenance (South West) Limited	MEMSWL	Director	07/10/2003
MITIE Engineering Maintenance (West) Limited	MEMWL	Director	07/10/2003
MITIE Environmental Limited	MENVML	Director	19/12/2002
MITIE Engineering Projects Limited	MEPL	Director	07/10/2003
MITIE Engineering Services (Bristol) Limited	MESBL	Director	07/10/2003
MITIE Engineering Services (Cardiff) Limited	MESCL	Director	07/10/2003
MITIE Engineering Services (Edinburgh) Limited	MESEDL	Director	07/10/2003
MITIE Engineering Services (Eastern) Limited	MESEL	Director	07/10/2003
MITIE Engineering Services (Guernsey) Limited	MESGL	Director	30/01/2004
MITIE Engineering Services (Jersey) Limited	MESJL	Director	15/11/2004
MITIE Engineering Services Limited	MESL	Director	07/10/2003
MITIE Engineering Services (Leeds) Limited	MESLEL	Director	07/10/2003
MITIE Engineering Services (Liverpool) Limited	MESLIL	Director	07/10/2003
MITIE Engineering Services (London) Limited	MESLOL	Director	07/10/2003
MITIE Engineering Services (Midlands) Limited	MESML	Director	07/10/2003
MITIE Engineering Services (North East) Limited	MESNEL	Director	07/10/2003
MITIE Engineering Services (North) Limited	MESNL	Director	07/10/2003
MITIE Engineering Services (Peninsula) Limited	MESPL	Director	07/10/2003
MITIE Engineering Services (Retail) Limited	MESRL	Director	07/10/2003
MITIE Engineering Services (Scotland) Limited	MESSCL	Director	07/10/2003
MITIE Engineering Services (SE Region) Limited	MESSEL	Director	07/10/2003
MITIE Engineering Services (Southern) Limited	MESSL	Director	07/10/2003
MITIE Engineering Services (Swansea) Limited	MESSWAL	Director	07/10/2003
MITIE Engineering Services (South West) Limited	MESSWL	Director	07/10/2003
MITIE Engineering Services (WM) Limited	MESWM	Director	07/10/2003
MITIE Engineering Services (West Midlands) Limited	MESWML	Director	07/11/2003
MITIE Falsework Ltd	MFAL	Director	07/10/2003
MITIE Facilities Management Limited	MFML	Director	07/10/2003
MITIE Formwork Limited	MFOL	Director	07/10/2003
McCartney Fire Protection Limited	MFPL	Director	07/10/2003
MITIE Flooring (Southern) Limited	MFSL	Director	07/10/2003
MITIE Greencote Limited	MGCL	Director	07/10/2003
MITIE Group PLC	MGP	Director	02/12/2002
MITIE Groundworks Ltd	MGWL	Director	07/10/2003
MITIE HydroCat Limited	MHCL	Director	07/10/2003
MITIE Hygiene Services Limited	MHSL	Director	07/10/2003
MITIE Industrial Cleaning (North) Limited	MICNL	Director	07/10/2003
MITIE Interiors Limited	MIL	Director	07/10/2003
MITIE Dormant (No 1) Limited	MITIDONO1	Director	07/03/2006
MITIE (50) Limited	MITIE50	Director	17/08/2006
MITIE (51) Limited	MITIE51	Director	17/08/2006
MITIE Limited	ML	Director	07/10/2003
MITIE Lindsay Limited	MLL	Director	07/10/2003
MITIE Landscape (Northern) Limited	MLNL	Director	07/10/2003
MITIE Landscape (Southern) Limited	MLSL	Director	07/10/2003
MITIE Lyndhurst Services Limited	MLYNDSL	Director	17/02/2006
MITIE McCartney Fire Protection Limited	MMFPL	Director	07/10/2003
MITIE Maintenance (South East) Limited	MMSEL	Director	07/10/2003
MITIE Managed Services Limited	MMSNSL	Director	07/10/2003
MITIE Managed Services (Southern) Limited	MMSSL	Director	07/10/2003
MITIE Managed Services (South West and Wales) Limited	MMSSWWL	Director	07/10/2003
MITIE Nuclear Services Limited	MNSL	Director	26/02/2004
MITIE Olscot Limited	MOL	Director	07/10/2003
MITIE Powered Access Limited	MPAL	Director	07/10/2003
Multicote Painting Contractors Limited	MPCL	Director	07/10/2003
MITIE Pest Control (London) Limited	MPCLOL	Director	04/09/2006
MITIE Pest Control Limited	MPESTCL	Director	07/10/2003
MITIE PFI Limited	MPFIL	Director	07/10/2003

Name	QuickRef	Position	Appointed
MITIE Plant Hire Ltd	MPHL	Director	07/10/2003
MITIE Property Investments Limited	MPIL	Director	07/10/2003
MITIE Property Services (Eastern) Limited	MPSEL	Director	07/10/2003
MITIE Payroll Services Limited	MPSERL	Director	17/08/2006
MITIE Property Services (Forres) Ltd	MPSFL	Director	07/10/2003
MITIE Property Services Ltd	MPSL	Director	07/10/2003
MITIE Property Services (London) Limited	MPSLL	Director	07/10/2003
MITIE Property Services (Midlands) Limited	MPSML	Director	07/10/2003
MITIE Property Services (North West) Limited	MPSNWL	Director	07/10/2003
MITIE Property Services (Scotland) Limited	MPSSCL	Director	07/10/2003
MITIE Property Services (Southern) Limited	MPSSL	Director	07/10/2003
MITIE Property Services (UK) Limited	MPSUKL	Director	07/10/2003
MITIE Property Services (Western) Limited	MPSWL	Director	07/10/2003
MITIE QUEST Trustee Limited	MQTL	Director	26/11/2004
MITIE Reinsurance Company Limited	MRCL	Director	14/03/2003
MITIE Resources Limited	MRL	Director	17/08/2006
MITIE Roofing (Midlands) Limited	MRML	Director	07/10/2003
MITIE Roofing (South East) Limited	MRSEL	Director	07/10/2003
MITIE Roofing Services Limited	MRSL	Director	07/10/2003
MITIE Roofing (South West) Limited	MRSWL	Director	07/10/2003
MITIE Security 2006 Limited	MSEC2006L	Director	07/11/2003
MITIE Security Limited	MSECL	Director	07/03/2006
MITIE Security (London) Limited	MSECLL	Director	07/10/2003
MITIE Security (North) Limited	MSECNL	Director	07/10/2003
MITIE Security (Scotland) Limited	MSECSCOTL	Director	07/10/2003
MITIE Security Services Limited	MSECSERVL	Director	07/03/2006
MITIE Security (Southern) Limited	MSECSOUTHL	Director	07/10/2003
MITIE Security (South West) Limited	MSECSWL	Director	18/03/2004
MITIE Security Systems Limited	MSECSYSTL	Director	03/05/2005
MITIE Security Training Academy Limited	MSECTAL	Director	07/03/2006
MITIE Services Limited	MSERL	Director	07/11/2003
MITIE Scotgate Limited	MSL	Director	19/12/2002
MITIE Scientific Projects Limited	MSPL	Director	07/10/2003
MITIE Spaceworks Limited	MSPWL	Director	10/09/2004
MITIE Services (Retail) Limited	MSRL	Director	07/10/2003
MITIE Support Services Limited	MSUSL	Director	26/02/2004
MITIE Technology Limited	MTL	Director	07/10/2003
MITIE Trident Security Limited	MTRIDSL	Director	07/10/2003
MITIE Transport Services Limited	MTSL	Director	26/02/2004
N S Scaffolding Limited	NSSL	Director	07/10/2003
Olscot Holdings Limited	OHL	Director	07/10/2003
Olscot Healthcare Services Limited	OHSL	Director	07/10/2003
Olscot Limited	OL	Director	26/02/2004
Prestige Painting Contractors Limited	PPCL	Director	07/10/2003
R McCartney (Painters) Limited	RMPL	Director	07/10/2003
Securiguard Scotland Limited	SECURSCOTL	Director	07/03/2006
Securiguard Services (Eastern) Limited	SECUSEREAS	Director	07/03/2006
Securiguard Services (London) Limited	SECUSERLON	Director	07/03/2006
Securiguard Services (Northern) Limited	SECUSERNOR	Director	07/03/2006
Securiguard Technical Systems Limited	SECUTECSYS	Director	07/03/2006
The Sigma Group Limited	SIGMAGROUP	Director	07/03/2006
Sigma Projects Limited	SIGMAPROJE	Director	07/03/2006
Sigma Security Limited	SIGMASECUR	Director	07/03/2006
Sterling Security Services Limited	STERSECSER	Director	07/03/2006
Turners Decorating Limited	TDL	Director	07/10/2003
Trident Maintenance Services Limited	TMSL	Director	07/10/2003
The Painting & Maintenance Contractors Limited	TPMCL	Director	07/10/2003
The Painting and Maintenance Contractors (Southern) Limited	TPMCSL	Director	07/10/2003
Trident Safeguards Limited	TSL	Director	07/10/2003
The Watch Security Limited	WATCH	Director	30/06/2005

RECEIVED

[illegible] JAN 14 A 10:25

[illegible] INTERNATIONAL [illegible] CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 09 2007	30 09 2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	27,896		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.86 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

FRIDAY

ALJOJTXB

A16 19/10/2007 88

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary 1p	Number allotted 27,896
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ Date 15/10/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	514,415	800,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	04/09/07	05/09/07	06/09/07
Maximum prices paid § for each share	£5.8135	£4.7623	£4.705
Minimum prices paid § for each share	£5.8135	£4.7623	£4.705

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£7,667,174
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 38,340

Signed [signature] Designation ‡ COMPANY SECRETARY Date 28/9/07

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

£38340 POS NC - 12/10/07

THURSDAY

A18 "A9BRJUA8" 343 01/11/2007 COMPANIES HOUSE

G

122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 4th September 2007, 250,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

RECEIVED 2008 JAN 14 A 10:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 07/09/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

THURSDAY

A9BRBUA0
A18 01/11/2007 351
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use	Company number
	3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 5th September 2007, 514,415 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 07/09/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

THURSDAY

A9BRKUA9
A18 01/11/2007 342
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 6th September 2007, 800,000 ordinary shares of 1p were cancelled

CANCELLATION OF AUTHORISED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 7/09/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

THURSDAY

A9BRCUA1
A18 01/11/2007 350
COMPANIES HOUSE

RECEIVED

2008 JAN 14 A 10:45

Companies House — for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)·
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	10	2007	31	10	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,190		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.75 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

FRIDAY

AYVM7UPF

A04 16/11/2007 583

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary 1p	Number allotted 9190
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/11/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	514,415	800,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	04/09/07	05/09/07	06/09/07
Maximum prices paid § for each share	£4.8135	£4.7623	£4.705
Minimum prices paid § for each share	£4.8135	£4.7623	£4.705

The aggregate amount paid by the company for the shares to which this return relates was	£ 7,417,174
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 37,090

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 9/10/07

Presenter's name address and reference (if any)

For official Use (02/0
General Section

FRIDAY

AYPFRUPM
A15 16/11/2007 191
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	11	2007	30	11	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	24,619		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.75 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

FRIDAY
A9RATVOW
A35 21/12/2007 321
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

- Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary 1p	Number allotted 24,619
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 DEC 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel
DX number DX exchange

END